Exhibit 99.3
Consent of Gary A. Brukardt Pursuant to Rule 438
     I hereby consent to being named in the within registration statement as a person designated to be appointed to the management board of Fresenius Medical Care Management AG, the general partner of Fresenius Medical Care AG & Co. KGaA, and to the references to me in said registration statement.

/s/ Gary A. Brukardt

Gary A. Brukardt
Nashville, Tennessee
October 7, 2005